EXHIBIT 99.1

Foremost Clean Energy Announces Commencement of Inaugural Drill Program at the Turkey Lake Property

Crews mobilized for Foremost’s first drill program on the property, with four areas planned for testing targets based on 2026 gravity survey

VANCOUVER, British Columbia, Nov. 02, 2026 (GLOBE NEWSWIRE) -- Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (“Foremost” or the “Company”) is pleased to announce that it has commenced its first diamond drill program on the Turkey Lake Uranium Project (“Turkey Lake”) in northern Saskatchewan (Figure 1). The program is intended to test priority targets identified by integrating a ground gravity survey completed in January 2026 with historical drilling, electromagnetic, magnetic, and geological data.

Highlights

  Historical uranium intersections highlight the potential of the Turkey Lake property and provide a foundation for additional exploration.
  The property has more than 10 kilometres of underexplored conductive strike length, with priority targets refined by a ground gravity survey completed in January 2026.
  Given the shallow depths (<50 metres of sandstone cover) to most exploration targets on the property, multiple targets can be tested with relatively few metres drilled – a 1,000 metre drill program is planned to test approximately four target areas.

Cameron MacKay, P.Geo., Vice President of Exploration for Foremost, commented: “Turkey Lake is an example of the depth of Foremost’s exploration portfolio. The property has multiple attractive target areas and through our review of historical exploration carried out by Denison and the integration of the new gravity survey completed by Foremost, we have generated several priority targets for drill testing.

The value of the gravity survey is in how it helps us distinguish targets along a long conductive corridor. We prioritized locations where gravity lows coincide with conductors and/or interpreted structural features and then used the historical drilling to provide valuable geological context to plan our specific drill targets. The program is intended to test whether these features reflect alteration and structures capable of hosting uranium mineralization, which could occur both near the shallow unconformity and within the basement.

Given Turkey Lake’s location straddling the margin of the Athabasca Basin, the targets are also relatively shallow, which allows for multiple targets to be tested with relatively few metres of drilling.”

Figure 1. Turkey Lake regional setting and location.

Historical work provides a foundation for the next steps

Turkey Lake is located along the northeastern margin of Saskatchewan's Athabasca Basin, approximately 23 kilometres north of the McClean Lake Mill and 25 kilometres north of the Eagle Point Mine (Figure 1). Historical drilling, geophysical and geochemical surveys provide a foundation for refining and testing targets at Turkey Lake.

Previous drilling identified uranium mineralization, including:

  0.16% U₃O₈ over 0.6 metres in hole TUR-4i immediately above the sub-Athabasca unconformity;
  0.12% U₃O₈ over 0.5 metres in hole TL-10-13ii; and
  Elevated radioactivity in nearby follow-up drilling, providing additional indications of uranium potential along the conductive corridor.

The 2026 gravity survey builds on this work, helping prioritize targets along the broader corridor.

The historical drilling results referred to in this news release are derived from public assessment files filed with the Government of Saskatchewan. The Qualified Person has not independently verified these historical results, and they should not be relied upon as indicative of the grade or extent of mineralization on the property.

A shallow setting with room for further exploration

The property straddles the edge of the Athabasca Basin, meaning it spans both sandstone-covered ground and exposed basement terrain outside the Basin’s margin (Figure 2). Where sandstone is present, its thickness is less than 50 metres, placing the sandstone–basement contact, or unconformity, at shallow depths. The unconformity is a common target for uranium mineralization.

More than 10 kilometres of underexplored conductive strike length (Figure 2) provides scope to test for both unconformity-related and basement-hosted uranium mineralization. Historical uranium intersections establish an exploration starting point, while the new gravity data help prioritize where to test within the broader corridor.

Figure 2. Turkey Lake compilation map

New gravity data sharpen targets along an underexplored corridor

The ground gravity survey completed in January 2026 identified multiple gravity low anomalies. These are interpreted as possible zones of hydrothermal alteration and potential fluid pathways. Several coincide with electromagnetic conductors and magnetic features, allowing the Company to focus drilling on locations where multiple geological features and datasets point to the existence of a common geological target (Figure 2).

The top targets generated from the gravity survey have been grouped into (i) those situated along the edge of the Athabasca Basin with the potential for unconformity-hosted mineralization (“Basin Edge Targets”) and (ii) those outside of the Basin, which lack sandstone cover and thus represent targets for basement-hosted mineralization (“BEX Targets”).

Qualified Person

The technical content of this news release has been reviewed and approved by Cameron MacKay, P.Geo., Vice President of Exploration for Foremost Clean Energy Ltd., and a Qualified Person under National Instrument 43-101.

About Foremost

Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (WKN: A3DCC8) is a North American uranium, lithium, and gold exploration company strategically positioned to support the long-term growth in demand expected for reliable, carbon-free energy sources.

The Company has a portfolio of 10 property interests spanning over 330,000 acres in the prolific, uranium-rich Athabasca Basin region of northern Saskatchewan. Upon completion of the transaction announced on October 22, 2026, Foremost will hold an option from Denison Mines Corp. (“Denison”) (NYSE American: DNN) (TSX: DML) to increase its interest to up to 70% in eight prospective uranium properties (other than Hatchet Lake, in which Foremost can earn up to 51%), and a minority (20%) ownership interest in the GR and Blackwing joint ventures with Denison.

The Company’s uranium exploration efforts benefit from access to extensive historic drilling and geophysical data for targeting high-potential, mineralized trends. To date, Foremost has completed geophysical surveys and multiple drill campaigns that have generated encouraging results and defined high-priority exploration targets for follow-up drilling.

Foremost also has a portfolio of lithium-focused projects at varying stages of development spanning 43,000+ acres in Manitoba, providing exposure to other critical materials essential in electrification and energy storage.

For further information, please visit the Company’s website at www.foremostcleanenergy.com.

Contact and Information

David Cates, Interim CEO
info@foremostcleanenergy.com

Investor Relations

Dave Gentry
RedChip Companies, Inc.
1-407-644-4256
1-800-REDCHIP (733-2447)
FMST@redchip.com

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Forward-Looking Statements

Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect,” “is expected,” “anticipates” or “does not anticipate,” “plans,” “estimates” or “intends,” or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Such forward-looking statements include, among others, statements with respect to: the scope, timing and objectives of the drill program at Turkey Lake, including the planned 1,000 metres of drilling and the number of target areas expected to be tested; the potential of Turkey Lake to host unconformity-related or basement-hosted uranium mineralization; the interpretation of historical drilling, geophysical, geochemical and geological data, including the significance of historical uranium intersections as a foundation for additional exploration; the interpretation of gravity low anomalies as possible zones of hydrothermal alteration and potential fluid pathways, and the prioritization of drill targets based on such interpretation; the expectation that the shallow depth of sandstone cover will allow multiple targets to be tested with relatively few metres of drilling; the potential for further exploration along the conductive corridor at Turkey Lake; the completion of the transaction with Denison announced on October 22, 2026 and the Company’s ability to increase its interest in the properties under option from Denison; and the long-term growth in demand expected for carbon-free energy sources.

In making the forward-looking statements in this news release, the Company has applied several material assumptions, including, without limitation, that: the Company’s interpretation of historical drilling, geophysical, geochemical and geological data, including the data from the ground gravity survey completed in January 2026, is accurate; historical drilling results and other historical data are reliable and indicative of the potential for uranium mineralization at Turkey Lake; the drill program will be carried out as planned, within the anticipated budget and timeframe, and will test the targets currently identified; drilling equipment, contractors, supplies and qualified personnel will be available as required; the transaction with Denison will be completed on the terms and within the timeframes currently anticipated; the Company will have access to sufficient capital, on acceptable terms, to fund its exploration programs and to satisfy the requirements to increase its interest in the properties under option from Denison; all required permits and approvals will be obtained, and any required consultation with Indigenous communities will be completed, in a timely manner; there will be no material adverse change in uranium prices, general economic, market or industry conditions; and exploration and permitting activities will not be materially delayed by weather, regulatory or other factors.

Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release include, among others: the inherent uncertainty of mineral exploration and the speculative nature of exploration-stage properties; the risk that the drill program does not intersect uranium mineralization or that exploration does not result in the discovery or delineation of a mineral resource; the risk that historical drilling results and other historical data are inaccurate, incomplete or not indicative of mineralization at Turkey Lake; uncertainties in the interpretation of geological and geophysical data, including the risk that gravity low anomalies do not reflect hydrothermal alteration or structures capable of hosting uranium mineralization; the risk that the drill program is delayed, reduced in scope or does not test the planned number of targets; the availability of drilling equipment, contractors, supplies and qualified personnel; the risk that the transaction with Denison is not completed on the anticipated terms or timeline, or at all; the Company’s inability to complete the expenditures and other requirements to increase its interest in the properties under option from Denison; the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares; continuity of agreements with third parties, including Denison; fluctuations in uranium and other commodity prices and in the market price of the Company’s common shares; risks and uncertainties associated with the environment; and delays in obtaining governmental approvals, permits or financing.

Additional factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities. Please refer to the Company’s most recent filings under its profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov for further information respecting the risks affecting the Company and its business.

The CSE has neither approved nor disapproved the contents of this news release and accepts no responsibility for the adequacy or accuracy hereof.

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i Saskatchewan Mineral Assessment File 64L05-0037
ii Saskatchewan Mineral Assessment File 64L12-0077

Photos accompanying this announcement are available at

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